Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 5 DATED JANUARY 27, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of Our Public Offering; and

•	Asset Acquisitions.

Status of Our Public Offering

As previously discussed in the Offering Circular dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of January 22, 2016, we had raised total gross offering proceeds of approximately $16.9 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 1,690,433 of our common shares, with additional subscriptions for an aggregate of 132,700 common shares, representing additional potential gross offering proceeds of approximately $1.3 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of January 22, 2016, 3,196,867 of our common shares remained available for sale to the public under our Offering.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Fairmount

On January 21, 2016, we directly acquired a first mortgage loan with a maximum principal balance of $4,600,000 (the “Fairmount Senior Loan”). The borrower, Fairmount Flats, LLC, a Georgia limited liability company (“Fairmount”), is expected to use the loan proceeds for the conversion of a property, located at 1429 Fairmount Avenue NE, Atlanta, GA 30318 (the “Fairmount Property”), from industrial to retail. The Fairmount Senior Loan is secured by the Fairmount Property. Other than with regard to the Fairmount Controlled Subsidiary Investment (as described below), and certain other real estate transactions, neither our Manager nor we are affiliated with Fairmount.

Fairmount is managed by the principals of Kim King Associates LLC (“Kim King”), an Atlanta, GA based full service real estate firm that creates value through commercial, residential and mixed-use development and through select acquisition and repositioning of underperforming assets. Formed in 1972 by a former standout Georgia Tech quarterback, the firm has completed real estate and other business transactions in excess of $800 million. Kim King and its subsidiaries provide a full range of real estate services including development, leasing and property brokerage, asset, property and project management, general contracting, construction management and equity investment.

The Fairmount Property currently includes a vacant 81,634 square foot industrial flex building. The building was constructed in 1964 and 1974. The existing clear height is between 17 and 19 feet and there are 8 dock high doors. The improvements are situated on a 6.29 acre site, of which 5.29 acres are useable due to a creek bed. The Atlanta Beltline traverses the subject site through the creek bed area.

Following acquisition of the Fairmount Property, Kim King has estimated a period of approximately six months to complete the improvement of tenant spaces. In addition to tenant space improvements, Kim King intends to spend approximately $400,000 on base building and site improvements including fire and life safety system upgrades, utility upgrades, parking and building shell improvements. Kim King has provided a full contractor’s budget to complete the improvements totaling approximately $2,000,000.

Once complete, the Fairmount Property is expected to have undergone the necessary changes to complete the conversion from industrial use to commercial retail/mixed use.

As a condition to the closing of the Fairmount Senior Loan, Kim King has secured three (3) leases, accounting for 100% of the leasable square footage of the asset, including (i) one lease with a well known music venue for 30,400 square feet of space, (ii) and two leases with a music equipment rental, production, storage, and rehearsal space company for 10,000 square feet and 30,000 square feet of space, respectively.

Fairmount intends to capitalize the future redevelopment potential of the Fairmount Property, while potentially benefiting from excess floor area ratio (“FAR”) existing on site. During the term of the Fairmount Senior Loan, it is anticipated that the Fairmount Property may see greater benefit from increased security as asset values increase with the completion of the Atlanta Beltline, a master plan initiative linking Atlanta’s neighborhoods via proposed light rail and walking paths; however, there can be no assurance that such increase in security or value will ever be realized. The projected net operating income (“NOI”) at stabilization is approximately $575,000, with a total projected value of approximately $7,625,000. However, there can be no assurance that such projected values shall prove to be accurate.

The Fairmount Senior Loan was funded with proceeds from our Offering, with an initial funding amount of $2,142,942. The Fairmount Senior Loan has not been fully drawn down by the Borrower, with the maximum size of our obligations under the Fairmount Senior Loan being $4,600,000, and the amount drawn as of January 20, 2016 being $2,142,942. On the original closing date of the Fairmount Senior Loan, Fairmount was capitalized with $2,147,605 of equity capital, including the $910,000 capitalized through the Fairmount Controlled Subsidiary Investment described below (100% of the minimum equity projected to be needed for the project). The Fairmount Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Fairmount Senior Loan bears an interest rate of 12% per annum, to be paid current on a monthly basis through the maturity date, January 20, 2017 (the “Fairmount Maturity Date”). In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2% of the Fairmount Senior Loan amount, paid directly by Fairmount.

Fairmount has the ability to extend the Fairmount Maturity Date for a period of 180-days; provided, however, to exercise such extension, Fairmount is required to pay to us an extension fee consisting of 1% of the outstanding principal amount of the Fairmount Senior Loan. The Fairmount Senior Loan may be prepaid in whole or in part without penalty during the term of the Fairmount Senior Loan.

As of its closing date, the Fairmount Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 68%. The LTC ratio is the amount of the Fairmount Senior Loan divided by the anticipated cost to build the project. There can be no assurance that such estimated costs will prove to be accurate.

The principals of Kim King have provided full recourse guaranties.

The Fairmount Property is located in the western section of Atlanta’s Midtown neighborhood. The neighborhood is evolving to establish its own identity as “Midtown West”. The area has seen significant redevelopment activity following a lull after 2008, with a number of projects completed, underway or planned. The attractiveness of the area, the lack of available land, and the optimism surrounding new projects create upward pressure on sale prices in this in-town Atlanta industrial submarket.

Some of the new uses in the area include: (i) MWest a mixed-use townhome community located on the site of a former lumberyard, featuring 183 loft-style townhomes along with office/retail lofts; (ii) Apex West Midtown (by Perennial Properties), located just southeast of MWest along the south side of Huff Road, featuring 340 apartment units along with retail shops and restaurants, and (iii) a recent commercial project including a Top Golf entertainment complex located at Ellsworth Industrial and Chattahoochee Avenue.

In addition to some of the new and existing uses listed above, the Fairmount Property is adjacent to the BeltLine, a large-scale planned public redevelopment project in Atlanta that is expected to combine greenspace, trails, transit, and new development along 22 miles of historic rail segments that encircle the urban core. The BeltLine project has the potential to positively transform the Atlanta, is one of the most comprehensive economic development efforts ever undertaken by Atlanta, as well as one of the largest, wide-ranging urban redevelopment currently underway in the U.S.

Acquisition of Controlled Subsidiary Investment – Fairmount

On January 21, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Fairmount, in which we have the right to receive a preferred economic return, for a purchase price of $910,000, which is the initial stated value of our equity interest in Fairmount (the “Fairmount Controlled Subsidiary Investment”). In connection with this controlled subsidiary, we received, various control rights described more fully below. Other than with regard to the Fairmount Senior Loan and certain other real estate transactions, neither our Manager nor we is affiliated with Kim King, the sponsor of the project, which oversees day-to-day operations of the Controlled Subsidiary.

The proceeds from the Fairmount Controlled Subsidiary Investment are expected to be used for the conversion from industrial to retail of the Fairmount Property.

Pursuant to the agreements governing the Controlled Subsidiary Investment (the “Operative Agreements”), our consent is required for all major decisions regarding the Fairmount Property. In addition, pursuant to the Operative Agreements we are entitled to receive a 16% per annum preferred economic return on our Fairmount Controlled Subsidiary Investment, comprised of : (i) during years 1-3, 8% per annum paid current on a quarterly basis and 8% per annum accrued, (ii) in year 4, 9% per annum paid current on a quarterly basis and 7% per annum accrued, and (iii) in year 5, 10% per annum paid current on a quarterly basis and 6% per annum accrued. $73,000 of the Fairmount Controlled Subsidiary Investment proceeds were held back as a reserve to fund the payment of the preferred economic return. In addition, Lending earned an origination fee of approximately 2% of the Fairmount Controlled Subsidiary Investment, paid directly by Fairmount.

Fairmount is required to redeem our Fairmount Controlled Subsidiary Investment on January 20, 2021 (the “Fairmount Redemption Date”); provided, that Fairmount has the ability to extend the Fairmount Redemption Date through one 6-month extension. To exercise such extension and avoid default under the Operative Agreements, Fairmount is required to pay to us an extension fee consisting of 1% of our purchase price for the Fairmount Controlled Subsidiary Investment. In the event that the Fairmount Controlled Subsidiary Investment is not redeemed following any extension, pursuant to the Operative Agreements, we have the right, in our discretion, to force the sale of the Fairmount Property outright. Fairmount may redeem our Fairmount Controlled Subsidiary Investment in whole or in part without penalty during the term of the Fairmount Controlled Subsidiary Investment.

As of its closing date, the Fairmount Controlled Subsidiary Investment represented approximately 42.4% of the equity capitalizing Fairmount. The combined LTC ratio of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary is approximately 82% LTC. The combined LTC ratio is the amount of the Fairmount Senior Loan plus the amount of the Fairmount Controlled Subsidiary Investment, divided by the anticipated cost to build the project. There can be no assurance that such estimated costs will prove to be accurate.

The principals of Kim King have provided full recourse guaranties.

Additional information regarding Fairmount, Kim King, and the Fairmount Property may be found above in the section titled “Acquisition of Senior Mortgage Loan – Fairmount”.

Acquisition of Senior Mortgage Loan – Ascent

On January 27, 2016, we directly acquired a first mortgage loan with a maximum principal balance of $3,177,000 (the “3-Unit Condo Senior Loan”). The borrower, 10-27 Real LLC (“10-27 Real”) will use the loan proceeds for the ground-up construction of a 3-unit condominium property located at 10-27 47th Road, Queens, NY 11101 (the “3-Unit Condo Property”). The 3-Unit Condo Senior Loan is secured by the 3-Unit Condo Property. Other than as a result of the 3-Unit Condo Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with 10-27 Real. 10-27 Real is managed by the Ascent Development, LLC (“Ascent”), a New York, NY based development firm that that focuses primarily on development in New York City. Ascent performs every step of the development process in-house, from site acquisition through construction. The firm was founded in July-2008 and has been actively developing multifamily and mixed-use projects since inception..

The 3-Unit Condo Property is currently the site of a two-story batten vinyl siding structure with a full cellar and backyard. The structure was built in 1901 and has 3,360 SF of built area. The cellar has 8’ ceilings and houses all the building’s heating and ventilation systems. The backyard is only partially landscaped and is, primarily, finished with a thin concrete slab.

Ascent plans to demolish the existing structure to make way for a three-unit condominium. Ascent anticipates that the building will fully utilize the allowable floor area and provide a unique amenity to each unit. Per the appraisal, the ground floor unit is expected to be a three-bedroom unit comprised of 1,225 SF of net livable space, 774 SF of basement space, 40 SF of storage area, and a 1,000 SF private backyard. The 2nd floor units are intended to be two three-bedroom units and that will be a mirror image of each other. The combined units are expected to have 3,212 SF of net livable space, 60 SF of storage space, and a combined 1,046 SF rooftop terrace.

The proposed development of the 3-Unit Condo Property will be to renovate using the same brick façade as neighboring buildings in the neighborhood. The major differences between this building and the neighbors constructed earlier last century are anticipated to be the interior finishes, high-efficiency HVAC system, and low-voltage wiring for today’s internet and entertainment requirements.

Ascent has indicated that the finishes and unit amenity schedule will be similar to a recently developed luxury property nearby. An expired listing for the largest unit in that complex states: “...the kitchen encompasses top of the line appliances that include, a Viking Gas Range and Wall Hood, Viking French Door fridge, Bosch Dishwasher and Avanti built in Wine Cooler. Custom Wood Shaker style cabinetry and 6 inch wide, custom stained White Oak Hard Wood Floors run throughout.... Appointed baths, outfitted with Artos rain showers, pull down Teak benches, and Kohler fixtures.” There is not expected to be any off-street parking and exterior amenities are in the planning stages. Ascent forecasts a gross sales price of $6,200,000, which equates to roughly $1,300 per square foot. Comparative sales obtained from Zillow.com within the past 6 months for similar 2-bedroom units have had an average sales price of $1,121 per square foot. However, there can be no assurance that such projections will prove to be accurate.

The 3-Unit Condo Senior Loan was funded with proceeds from our Offering, with an initial funding amount of $1,626,136. The 3-Unit Condo Senior Loan has not been fully drawn down by 10-27 Real, with the maximum size of our obligations under the 3-Unit Condo Senior Loan being $3,177,000, and the amount drawn as of January 27, 2016 being $1,626,136. $416,942 of the 3-Unit Condo Senior Loan proceeds were held back as an interest reserve to fund the payment of current interest payments. The 3-Unit Condo Senior Loan is being serviced by Servicing. On the original closing date of the 3-Unit Condo Senior Loan, 10-27 Real was capitalized with $769,000 of equity capital (100% of the minimum equity projected to be needed for the project).

The 3-Unit Condo Senior Loan bears an interest rate of 11% per annum, with 7% per annum paid current on a monthly basis, and 4% accruing and compounding annually through the maturity date, January 27, 2018 (the “10-27 Real Maturity Date”). In addition, Lending, earned an origination fee of approximately 1% of the 3-Unit Condo Senior Loan amount, paid directly by 10-27 Real.

The 10-27 Real Maturity Date may be extended for a period of 6 months; provided, however, that in order to extend the 10-27 Real Maturity Date, 10-27 Real is required to pay to us an extension fee consisting of 1% of the outstanding principal amount of the 3-Unit Condo Senior Loan. The 3-Unit Condo Senior Loan may be prepaid in whole or in part without penalty during the term of the 3-Unit Condo Senior Loan.

As of its closing date, the 3-Unit Condo Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 80.6%.The LTC ratio is the amount of the 3-Unit Condo Senior Loan divided by the anticipated cost to build the project. There can be no assurance that such estimated costs will prove to be accurate.

 The principals of Ascent have provided standard carve-out, completion, and springing guaranties.

The 3-Unit Condo Property is located in the Hunters Point subdistrict section of Long Island City, one of New York City’s fastest growing, and appreciating, neighborhoods. The Hunters Point section is located on the waterfront and has produced, on average, the highest price/SF and rental rates in Long Island City due to its proximity to Manhattan, exceptional views, and growing retail presence.

On August 12, 2004, the City Planning Commission amended the Zoning Resolution, creating a “Special Purpose District” that allowed dense residential development along the Long Island City waterfront. These sites were purchased by large developers and became the catalyst for the neighborhood’s growth. The 3-Unit Condo Property is located half a block east of the newly rezoned Special Purpose District and is, therefore, surrounded by low-rise structures. Ascent believes that the location allows them to develop unique products that can offer high level finishes, privacy, and more space than high-rise competitors, while still benefiting from neighborhood amenities created by nearby developments.

The main draw of the neighborhood is the proximity to Manhattan. The 3-Unit Condo Property is less than a 4-minute walk to the 7 train and one stop from Grand Central Station. In addition, there is a water taxi service provided by NY Waterways that travels between Hunters Point and 34th Street in Manhattan in 5 minutes and Wall Street in under 25 minutes.

 Acquisition of Preferred Equity Investment – JOSS

On January 27, 2016, we acquired from Fundrise Investments 15, LLC, a Delaware limited liability company (“Fundrise Investments”) and wholly-owned subsidiary of our sponsor, ownership of Special Member Preferred Units (the “1315 Lincoln Units”) of 1315 Lincoln Venture LLC, a Delaware limited liability company (“1315 Lincoln”), for the purchase price of $1,000,000, which is the initial stated value of the 1315 Lincoln Units. Other than with regard to the purchase of the Units and certain other real estate investments, neither our Manager nor we are affiliated with JOSS, which oversees day-to-day operations of 1315 Lincoln.

1315 Lincoln is managed by the principals of JOSS Realty Partners B LLC, a Delaware limited liability company (“JOSS”), New York, NY based real estate firm. Since 2005, JOSS has successfully utilized its real estate operating and investment management expertise to maximize returns for investors. JOSS has made over $750 million of commercial office acquisitions since its founding.

The initial proceeds from the 1315 Lincoln Units, when purchased by Fundrise Investments, were used by JOSS for the acquisition of a stabilized, 100% leased 23,557 SF Class A Office building located at 1315 Lincoln Blvd., Santa Monica, CA (the “1315 Lincoln Property”). 1315 Lincoln Boulevard is located in the heart of Silicon Beach— Southern California’s technology center and home to over 600 tech, media, entertainment, and creative companies. The 1315 Lincoln Property is surrounded by exceptionally affluent residential communities, including Santa Monica, Beverly Hills, Malibu, Pacific Palisades, Bel Air, Brentwood, Westwood, and Marina del Rey. Over the past decade, Downtown Santa Monica has witnessed a consistent influx of upscale retail, office, and residential components.

At the time of acquisition, existing leases of the 1315 Lincoln Property featured an average annual rent increase of 3%, and the sponsor, JOSS, is targeting further rent increases at rollover in 2017 and 2020, and is anticipating redeeming the 1315 Lincoln Units through proceeds from a sale of the 1315 Lincoln Property via sale by April 2020.

JOSS closed on the acquisition of the 1315 Lincoln Property in April 2015, at a purchase price of $23,650,000, and anticipates the following timeline: (i) April 2015 – acquisition of 1315 Lincoln Property; (ii) 2015-2020 – lease-up at rollover and increase rents; and (iii) April 2020 – exit via sale. Assuming the JOSS-projected year 5 NOI of $1,436,520 and the appraiser's concluded cap rate of 5.4%, the 1315 Lincoln Property is projected to yield a sale value of over $26,500,000. However, there can be no assurance that such projected events shall ever occur or that such projected valuation will ever be achieved.

The 23,557 square foot property is 100% leased, and features the following rent roll:

•	City National Bank (2,757 SF) – Los Angeles-based City National Corp. (NYSE: CYN) is the parent company of City National Bank. It offers a full complement of banking, trust and investment services through 75 offices, including 16 full-service regional centers, in Southern California, the San Francisco Bay Area, Nevada, New York City, Nashville and Atlanta.

•	Dethrone Basecamp (3,400 SF) – Workout and cardio studio founded by Nick Swinmurn, founder of Zappos.com.

•	Centro Media (5,534 SF) – Founded in 2001, the Centro Media is an “ad tech” company headquartered in Chicago with operations in 30 other cities, including New York, Dallas, Los Angeles and Toronto. In November 2014, Advertising Age ranked Centro as the #1 best place to work. Centro Media has approximately 480 employees.

•	O’Gara Coach Company (5,374 SF) – O’Gara Coach Company is an award winning New and Pre-owned retailer for Aston Martin, Bentley, Bugatti, Lamborghini and Rolls-Royce Motor Cars. O’Gara’s show rooms are located in Beverly Hills and Westlake, and its operations and social networking office is now located at 1315 Lincoln.

•	Chandler Chicco Agency (6,492 SF) – Chandler Chicco Agency (CCA) is the world's largest pure-play healthcare communications firm with a long-standing reputation for doing some of the best work in the industry. CCA is owned by inVentiv Health, Inc., a leading global provider of best-in-class clinical, commercial and consulting services to companies seeking to accelerate performance. The growing client roster includes more than 550 pharmaceutical, biotech and life sciences companies. With 13,000 employees servicing clients in 70 countries, inVentiv supports clients across every part of a product’s lifecycle.

The 1315 Lincoln Property was constructed in 2005 and consists of one office building with two sub-grade levels of parking. The 1315 Lincoln Property comprises of 23,531 square feet of rentable building area and 17,202 square feet of garage space. The 1315 Lincoln Property was designed and constructed to the highest institutional quality standards and is highlighted by a unique curvilinear façade with attractive window lines that allows for an abundance of natural light and spectacular views. Interior features include 20-foot high ceilings on both floors, above-average power capable of meeting the demands of the most technology driven user, high-efficiency air conditioning units, and modern creative office space with in-suite restrooms and private kitchens. Moreover, the 1315 Lincoln Property includes 136 parking spaces, which equates to 5.77 spaces per 1,000 rentable square- feet—a rare amenity given Santa Monica’s infill location.

Pursuant to the agreements governing the 1315 Lincoln Units (the “Operating Agreements”), we are entitled to receive a 12% per annum preferred economic return, with 6% per annum to be paid current on a quarterly basis and 6% per annum to accrue during the term of the investment. The initial redemption date of the 1315 Lincoln Units is April 13, 2020 (the “1315 Lincoln Redemption Date”). The 1315 Lincoln Redemption Date may be extended for a period of 6 months, provided, that in order to extend the 1315 Lincoln Redemption Date, 1315 Lincoln is required to pay to the holders of the 1315 Lincoln Units an extension fee consisting of 1% of the stated value of the 1315 Lincoln Units. Lending, as originator of 1315 Lincoln Units, earned an origination fee of 2% of the stated value of the 1315 Lincoln Units acquired by Lending, paid directly by 1315 Lincoln.

Based on the purchase price of the 1315 Lincoln Property, the 1315 Lincoln Units (when aggregated with the other 1315 Lincoln Units outstanding) features an 87% LTV (aggregate with senior debt), with $3,050,000 of JOSS/LP equity junior to the 1315 Lincoln Units. Based on the total projected cost, the 1315 Lincoln Units features an 82% LTC (aggregate with senior debt), with over $4,400,000 of JOSS/LP equity junior to the 1315 Lincoln Units. However, there can be no assurance that such projections will prove to be accurate.

The principal of JOSS has provided the holders of the 1315 Lincoln Units with standard carve-out and springing guaranties.

As the 1315 Lincoln Units were purchased from Fundrise Investments, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Located on the southern coast of California, Los Angeles County covers 4,061 square miles and includes San Clemente and Santa Catalina islands. Los Angeles County is the most heavily populated county in the country with approximately 10.8 million residents within the city limits and the unincorporated areas of the county. Los Angeles County is home to one of the most educated labor pools in the country and offers a labor force of more than 4.7 million, of which more than 1.5 million are college graduates.

Los Angeles County is comprised of approximately 88 vibrant and diverse cities hosting more than 244,000 businesses establishments-the greatest concentration in the state of California. Los Angeles County has a Gross Domestic Product (GDP) of approximately $446 billion. If Los Angeles County were a nation, its economy would be the 18th largest in world. Los Angeles is recognized worldwide as a leader in entertainment, health sciences, business services, aerospace and international trade. The city also has more museums than any other city and some of the best hotels in the world.

Throughout its history, Los Angeles County has developed a diverse economic base, supported by a number of Fortune 500 companies with headquarters in the area including Walt Disney, Computer Sciences, DirecTV Group, Health Net, KB Homes, Jacobs Engineering Group, Avery Dennison, Mattel and Ryland Group.  Key factors positively influencing the region’s economic position include: increased local media production by the entertainment industry, a continuing expansion of import flows, and growth in aerospace, homeland security, and in the private business sector. Over $25 billion in on-going infrastructure construction activity is underway to support the local economy, including expansions of the ports of Long Beach and Los Angeles and an extension of the Metro Gold Line. Los Angeles County’s world class infrastructure will enable Greater Los Angeles to continue to be a world leader in economic and cultural influence.

Los Angeles County is served by one of the largest freeway networks in the country, providing access to the five neighboring counties of Orange, Riverside, San Bernardino, Kern and Ventura, as well as the rest of the nation. Los Angeles County’s extensive freeway network facilitates the movement of people and freight throughout the region, the state, and the nation.